Stonington Drive Securities LLC

(A wholly owned subsidiary of Stonington Capital Advisors LLC)

(SEC I.D. No. 8-69914)

Report Pursuant to Rule 17a-5 of

The Securities and Exchange Commission

Financial Statements and Supplemental Schedules

As of and for the Year Ended December 31, 2025

(Including Report of Independent Registered Public Accounting Firm)

This report is deemed CONFIDENTIAL in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934. A statement of financial condition is bound separately has been filed simultaneously herewith as a Public Document.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69914

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 1/1/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Stonington Drive Securities LLC

TYPE OF REGISTRANT (check all applicable boxes):
■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

51 JFK Parkway First Floor West
(No. and Street)

Short Hills	NJ	07078
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Thomas Hopkins	603-216-8933	thopkins@foreside.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ferrara CPA, LLC
(Name – if individual, state last, first, and middle name)

100 Horizon Center Blvd, Hamilton, NJ	Hamilton	NJ	08691
(Address)	(City)	(State)	(Zip Code)

12/17/2024	7259
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Dana Pawlicki_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of __Stonington Drive Securities LLC_____, as of __December 31_____, 2 _025___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____

Managing Partner/COO

_____
Notary Public

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Ferrara CPA
100 Horizon Center Blvd.
Hamilton, NJ
Tel: 609-865-5391
Fax: 609-435-3422

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To: The Member
Stonington Drive Securities LLC

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of Stonington Drive Securities LLC as of December 31, 2025, and the related statements of operations, changes in member equity and cash flows for the year then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the related notes (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of Stonington Drive Securities LLC as of December 31, 2025 and its results of operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Stonington Drive Securities LLC's management. My responsibility is to express an opinion on Stonington Drive Securities LLC's financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and I am required to be independent with respect to Stonington Drive Securities LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Supplemental Information

The Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Identification of Reserve Requirements Under SEC Rule 15c3-3 and Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (exemption) has been subjected to audit procedures performed in conjunction with the audit of Stonington Drive Securities LLC's financial statements.

The supplemental information is the responsibility of Stonington Drive Securities LLC's management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In my opinion, the Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Identification of Reserve Requirements Under SEC Rule 15c3-3 and Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (exemption) is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ferrara CPA

I have served as Stonington Drive Securities LLC's auditor since 2024.

Ferrara CPA
Hamilton, New Jersey
February 18, 2026

STONINGTON DRIVE SECURITIES LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2025

ASSETS

ASSETS		
Cash	$	64,540
Prepaid expenses		8,850
Deposit		2,000
TOTAL ASSETS	$	75,390

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Accounts payable	$	13,553
TOTAL LIABILITIES		13,553

Commitments and contingencies (Note 5)

MEMBER'S EQUITY		61,837
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	75,390

The accompanying notes are an integral part of these financial statements.

STONINGTON DRIVE SECURITIES LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2025
CONFIDENTIAL

REVENUES		
Fee Income	$	437,475
Reimbursed Expenses		4,472
TOTAL REVENUES		441,947
EXPENSES		
Registered representatives commissions		390,812
Professional fees		39,384
Communications & Technology		10,119
Occupancy		2,827
Regulatory expenses		3,919
Other		4,472
TOTAL EXPENSES		451,533
NET LOSS	$	(9,586)

The accompanying notes are an integral part of these financial statements.

STONINGTON DRIVE SECURITIES LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2025

CONFIDENTIAL

MEMBER'S EQUITY, JANUARY 1, 2025	$	71,423
Net loss		(9,586)
MEMBER'S EQUITY, DECEMBER 31, 2025	$	61,837

The accompanying notes are an integral part of these financial statements.

STONINGTON DRIVE SECURITIES LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2025

CONFIDENTIAL

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(9,586)
Changes in operating assets and liabilities:		
Prepaids		(4,446)
Accounts payable		10,458
NET CASH USED BY OPERATING ACTIVITIES		(3,574)
NET DECREASE IN CASH		(3,574)
CASH BEGINNING OF YEAR		68,114
CASH END OF YEAR	$	64,540

The accompanying notes are an integral part of these financial statements.

CONFIDENTIAL

1. **Organization and Business**

Stonington Drive Securities, LLC (the "Company") is a broker-dealer registered with the United States Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was founded in January 2017, under the laws of the State of Delaware and received approval as a registered broker dealer in August 2017. The Company is a placement agent for private equity sponsors that are raising co-mingled funds and/or equity for private placement transactions. The Company is headquartered in Short Hills, NJ, with offices in New York, NY and Atlanta, Georgia. The Company is wholly owned by Stonington Capital Advisors (the "Parent"), a holding company formed in May 2012 under the laws of Delaware.

2. **Summary of Significant Accounting Policies**

Basis of Presentation

These financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

The Company recognizes revenue in accordance with ASC 606, revenue from contracts with customers ("TOPIC 606"), ("ASU 2014-09"), as amended, which requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The Company provides advisory services on mergers and acquisitions (M&A). Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is canceled and all performance obligations have been satisfied. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. For the year ended December 31, 2025, $437,475 was point in time. There were no unsatisfied performance obligations at December 31, 2025.

CONFIDENTIAL

2. **Summary of Significant Accounting Policies – Continued**

   Cash

   All cash is held by one financial institution and therefore is subject to the credit risk at that financial institution. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

   Income Taxes

   The Company is a single member limited liability company and is treated as a disregarded entity for federal income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the ultimate beneficial individual member for federal, state and certain local income taxes. Accordingly, the Company has not provided for federal and state income taxes.

   FASB provides guidance for how uncertain tax provisions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of the tax positions taken or expected to be taken in the course of preparing the Partnership's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. For the period at December 31, 2025 management has determined that there are no material uncertain income tax positions.

3. **Regulatory Requirements**

   The Company is subject to SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. In addition, the Company is required to maintain a minimum net capital, as defined, equal to the greater of $5,000 or 6.67% of aggregate indebtedness. At December 31, 2025, the Company had net capital of $50,987 that exceeded the required net capital of by $45,987.

4. **Concentrations**

   During 2025, 69% of revenues was earned from one customer. As of December 31, 2025, the Company had no accounts receivable from customers.

5. **Commitments and Contingencies**

   Pursuant to Securities and Exchange Commission Rule 15c3-1(e)(2) the Company may not authorize distributions to its members if such distributions cause the Company's net capital to fall below 120% of the Company's minimum net capital requirement. As of December 31, 2025 the Company was not in violation of this requirement.

CONFIDENTIAL

5. **Commitments and Contingencies – Continued**

The Company had no lease or equipment rental commitments, no underwriting commitments, no contingent liabilities, and had not been named as a defendant in any lawsuit at December 31, 2025 or during the year then ended.

6. **Subsequent Events**

The Company has evaluated all events or transactions that occurred after December 31, 2025 through the date of these financial statements, which is the date that the financial statements were available to be issued. During this period, there were no material subsequent events requiring disclosure.

7. **Segment Reporting**

Financial Officer, and Chief Operating Officer, collectively referred to as management. Due to the similarities and related nature of the broker-dealer's products, management aggregates and evaluates the broker-dealer's private placement variable annuity contracts, private placement life insurance contracts, and related consulting operations as a single reporting segment, under the umbrella of financial products. The metrics used by management to assess the performance of the Company's operating divisions include revenue, net income, and cash flows from operations. The key metrics are utilized to guide decision making regarding risk assessment, cost management, and forecasting future results. The Company's operating divisions have historically had similar economic characteristics and are expected to have similar economic characteristics and long-term financial performance in future periods.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

As of December 31, 2025

STONINGTON DRIVE SECURITIES LLC
SUPPLEMENTARY SCHEDULES
DECEMBER 31, 2025

CONFIDENTIAL

COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

NET CAPITAL		
Total Member's Equity	$	61,837
DEDUCTIONS AND/OR CHANGES		
Non-allowable assets		10,850
NET CAPITAL		50,987
Less: Minimum net capital requirements at 6 2/3% of		
aggregate indebtedness ($5,000 if higher)		5,000
EXCESS NET CAPITAL	$	45,987
AGGREGATE INDEBTEDNESS		
Accounts Payable	$	13,553
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		.27 to 1

STATEMENT PURSUANT TO PARAGRAPH (D)(4) OF RULE 17A-5

No material differences exist in net capital, as reported in the
Company's Part IIA (unaudited) FOCUS report as of December 31,
2025.

STONINGTON DRIVE SECURITIES LLC

Computation for Determination of Reserve Requirements and Information Relating to Possession or
Control Requirements Under Rule 15c3-3 of the
Securities and Exchange Act of 1934
December 31, 2025

SCHEDULE II

The Company does not hold customers' cash or securities and, therefore, has no obligations under SEC
Rule 15c3-3 pursuant to Footnote 74 of SEC Release 34-70073 under the Securities Exchange Act of 1934

Ferrara CPA
100 Horizon Center Blvd.
Hamilton, NJ 08691
Tel: 609-865-5391
Fax: 609-435-3422

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To: The Member
Stonington Drive Securities LLC

I have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Statement, in which (1) Stonington Drive Securities LLC (the "Company") stated that the Company does not hold customers' cash or securities on behalf of customers and limits its business to engaging solely in activities permitted for capital acquisition brokers ("CAB") as defined in FINRA's CAB rules and approved for membership in FINRA as a CAB, therefore has no obligations under Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to Footnote 74 of SEC Release 34-70073. In addition, as a result of the Company's having no obligations under SEC Rule 15c3-3, it may file an Exemption Report and (2) the Company stated that it had no exceptions under SEC Rule 15c3-3 throughout the year ended December 31, 2025. The Company did not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, did not carry accounts of or for customers, and did not carry PAB accounts as defined in Rule 15c3-3. Management is responsible for compliance with 17 C.F.R. § 240. 15c3-3 and its statements. My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with 17 C.F.R. § 240. 15c3-3. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion. Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on Rule 15c3- 3 under the Securities Exchange Act of 1934.

Ferrara CPA

Ferrara CPA
Hamilton, NJ
February 18, 2026

Stonington Drive Securities LLC
Exemption Statement Pursuant to SEC Rule 17a-5
For the Year Ended December 31, 2025

STATEMENT OF EXEMPTION FROM SEC RULE 15c3-3

Stonington Drive Securities LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (the "SEC"). To the best of its knowledge and belief, the Company states the following:

The Company does not hold customers' cash or securities on behalf of customers, limits its business to engaging solely in activities permitted for capital acquisition brokers ("CAB") as defined in FINRA's CAB rules and approved for membership in FINRA as a CAB, therefore has no obligations under Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to Footnote 74 of SEC Release 34-70073. Further the Company did not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, did not carry accounts of or for customers, and did not carry PAB accounts as defined in Rule 15c3-3. In addition, as a result of the Company having no obligations under SEC Rule 15c3-3, it may file an Exemption Report. The Company had no exceptions under SEC Rule 15c3-3 throughout the year ended December 31, 2025.

Stonington Drive Securities LLC

I, Dana Pawlicki, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.
By:

_____
Dana Pawlicki, Managing Partner